FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

June 01, 2005

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number: 333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street

Moscow 109147

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒  Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐  No   ☒

FINANCIAL RESULTS FOR THE FIRST QUARTER
ENDED MARCH 31, 2005

Moscow, Russian Federation – June 1, 2005 – Mobile TeleSystems OJSC (“MTS” - NYSE: MBT), the largest mobile phone operator in Russia and the CIS, today announces its first quarter 2005(1) financial and operating results.

Financial Highlights

•                  Consolidated revenues up 32% year-on-year to $1,057 million

•                  Consolidated OIBDA(2) up 22% year-on-year to $537 million (OIBDA margin of 51%)

•                  Consolidated net income up 12% year-on-year to $232 million

•                  Free cash-flow(3) positive with $50 million

Operating Highlights

•                  Continued strong subscriber growth momentum with 4.46 million new customers added during the quarter

•                  Leading position maintained in each of MTS’ national operating markets – Russia, Ukraine, Belarus, and Uzbekistan

•                  3.64 million new customers added in April and May, bringing MTS’ consolidated subscriber base to 42.32 million as of May 31, 2005

Financial Summary (Unaudited)

US$ million	Q1 2005	Q1 2004	Change Y-on-Y	Q4 2004		Change Q-on-Q
Revenues	1,057.0	802.7	31.7%	1,079.7		(2.1)%
Net operating income	338.7	306.8	10.4%	272.9	(4)	24.1%
Net operating margin	32%	38%	—	25	%(4)	—
Net income	232.5	207.8	11.9%	174.3	(4)	33.4%
OIBDA	536.9	440.7	21.8%	497.9		7.8%
OIBDA margin	50.8%	54.9%	—	46.1%		—

(1)   Based on unaudited consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

(2)   See Attachment A for definitions and reconciliation of OIBDA and OIBDA margin to their most directly comparable US GAAP financial measures.

(3)   See Attachment B for reconciliation of free cash-flow to net cash provided by operating activity.

(4)   As restated (see section Full-Year and Fourth Quarter Ended December 31, 2004 Financial Statements); previously reported net operating income – $317.3 million, net operating margin – 29%, and net income – $209.1 million

Vassily Sidorov, President and CEO of MTS, commented:

“We are very pleased with the Company’s subscriber additions since the start of the year. Year-to-date we have attracted 8.1 million new customers on a net basis and have retained market leadership in each of our national markets. Our strategy for this year is geared towards balanced investments into new subscriber acquisitions with a strengthening focus on customer loyalty and retention.

“During the first quarter we continued to demonstrate significant growth in revenues on a year-on-year basis. At the same time, free air minutes promotions at the end of 2004 coupled with negative seasonal factors resulted in a decline in revenues during the first quarter compared to the fourth quarter of 2004. We expect to return to sequential growth in revenues and net income in the second quarter of the year.

“We are satisfied that the Company’s consolidated OIBDA margin was on track with our plans and exceeded 50% for the quarter despite a largely one time impact on profitability from our Ukrainian operations(5).”

Operating Overview

Market Growth

The strong growth momentum for the mobile markets in Russia and Ukraine continued with mobile penetration(6) increasing from 51% to 59% in Russia and from 29% to 34% in Ukraine during the first quarter of 2005.

Mobile penetration in Uzbekistan increased from 2.1% at the beginning of the year to 2.3% at the end of the first quarter. In Belarus, mobile penetration increased from 24% to 28% for the same period.

Subscriber Development

The Company added 4.46 million new customers during the first quarter of 2005 on a consolidated basis, all of which were added organically. MTS’ operations in Russia accounted for 3.71 million of the subscriber intake, 0.71 million were added in Ukraine, and around 42 thousand in Uzbekistan.

Despite an increasingly competitive environment, MTS’ churn rates in Russia and Ukraine in the first quarter of 2005 were substantially lower than for the same period a year ago. This result is due to the Company’s improved focus on customer loyalty and subscriber retention.

Since the end of the first quarter to May 31, 2005, MTS has organically added a further 3.64 million, expanding its consolidated subscriber base to 42.32 million.

Market Share

In Russia, MTS accounted for around 33% of new market subscriber additions and kept its leading position with a market share of approximately 35%. As a testimony to the Company’s successful positioning on the market, MTS won the prestigious national award, Narodnaya Marka (“People’s Brand”), in February 2005 as the most popular cellular operator in Russia.

In Ukraine, the Company accounted for around 31% of new market subscriber additions and its market share declined from 53% to 50%. This decline was due to aggressive competitor promotions and the increased numbers of players on the market.

MTS’ market share in Uzbekistan remained at 58%(7) at the end of the first quarter of 2005.

(5)   See page 4 for further details

(6)   The source for all market information in this press release is AC&M-Consulting unless otherwise mentioned.

(7)   According to the Company’s estimates.

In Belarus, the market share of MTS Belarus remained unchanged during the first quarter of 2005 at 50%.

Customer Segmentation

Subscriptions to MTS’ pre-paid tariff plans (Jeans in Russia, and Jeans and SIM-SIM in Ukraine) accounted for 91% of gross additions in both Russia and Ukraine. By the end of the first quarter of 2005, 81% of MTS’ customers in Russia were signed up to pre-paid tariff plans, compared to 77% at the end of 2004. In Ukraine, the share of customers signed to pre-paid tariff plans stayed almost unchanged during the quarter at around 87%.

Key Operating Summary

	Q1 2005	Q4 2004		Q3 2004	Q2 2004	Q1 2004
Total consolidated subscribers, end of period (mln)	38.69	34.22		26.63	22.78	19.19
Russia (mln)	30.25	26.54		20.84	18.14	15.34
Ukraine (mln)	8.08	7.37		5.53	4.63	3.85
Uzbekistan (mln)	0.35	0.31		0.26	—	—
MTS Belarus(8) (mln)	1.40	1.21		0.97	0.74	0.59
Russia
ARPU(9) (US$)	9.1	11.2		14.0	14.1	14.1
MOU (minutes)	138	164		168	160	147
Churn rate (%)	6.7	6.3		6.7	7.7	10.0
SAC per gross additional subscriber (US$)	18	19		21	21	23
Ukraine
ARPU (US$)	10.0	12.4		15.4	14.6	14.0
MOU (minutes)	130	127		136	127	111
Churn rate (%)	5.1	1.7	(10)	5.9	5.2	6.0
SAC per gross additional subscriber (US$)	22	15		21	18	25

Russia

•                                First quarter revenues up 24% year-on-year to $803 million(11)

•                                First quarter net income up 4% year-on-year to $171 million

•                                First quarter OIBDA up 16% year-on-year to $415 million (OIBDA margin of 52%)

MTS’ average monthly minutes of usage per subscriber (MOU) in Russia declined in the first quarter of 2005, driven by a dilution of the subscriber mix by low usage customers and negative seasonal factors (such as less working days in January and February, and lower subscriber activity during winter).

(8)   MTS owns a 49% stake in Belarus operator, Mobile TeleSystems LLC, which is not consolidated. The total number of MTS Belarus subscribers is reported.

(9)   See Attachment C for definitions of ARPU, MOU, Churn and SAC.

(10)  The significant decrease in the quarterly churn rate to 1.7% can be largely attributed to the adoption in Ukraine of the churn policy used by MTS in Russia, whereby pre-paid customers are defined as churning after six months of inactivity, rather than the previous three month criteria. Under the previous churn calculation, quarterly churn rate in Q4 2004 was at 7.2%.

(11)  Excluding intercompany eliminations of $0.7 million.

The average monthly service revenue per subscriber (ARPU) in Russia continued to decline as a result of a drop in usage as well as the effect of bonus minutes that subscribers received in the fourth quarter of 2004, which continued to be spent during the beginning of the year. In addition, roaming revenues are seasonally lower during the first quarter of the year.

Sequential OIBDA margin increase came on the back of decreased subscriber acquisition cost (SAC) per gross additional subscriber and fewer new additions during the quarter.

Ukraine

•                                First quarter revenues up 54% year-on-year to $238 million(12)

•                                First quarter net income up 36% year-on-year to $58 million

•                                First quarter OIBDA up 34% year-on-year to $112 million (OIBDA margin of 47%)

The intake of low usage customers resulted in a further dilution in ARPU during the quarter. In addition, the same negative seasonal factors that influenced the Company’s ARPU in Russia applied in Ukraine. The decline in ARPU was also due to the first quarter promotion that ended on February 28 whereby pre-paid customers were offered free on-net calls on five pre-selected numbers. This promotion was the Company’s reaction to a similar offer launched by a competitor in September 2004.

MTS’ operating margins in Ukraine were adversely affected by a number of unusual expenses during the first quarter of 2005.

In accordance with the new Ukrainian Budget Law that was introduced on January 1, 2005 stating that value-added tax (VAT) could not be recovered on goods sold at below cost, MTS was unable to recover import VAT on its handset subsidies. Although the provision was subsequently cancelled on March 31, 2005, MTS’ cost of handsets increased by an additional $3 million in the first quarter of 2005. This additional cost is reflected in the Company’s increased SAC.

During the quarter, MTS established a reserve of $2.3 million to reflect another change in the Ukrainian Budget Law that stated VAT should be applied to mobile operators’ contributions to the Pension Fund(13). The Company, along with the other participants in the market, is contesting the applicability of VAT on the Pension Fund, and the matter is yet to be resolved.

MTS continued to experience difficulties in the first quarter of 2005 in collecting payments from some of its dealers in Ukraine, resulting in an additional bad debt provision of $3.3 million for the period(14). The dealers’ financial difficulties and their inability to meet their commitments to MTS are largely a result of the temporary crisis in the banking system during late 2004. The Company has since revised its dealer credit policy and is exploring ways to avoid the risks of dealer non-payment in future. The Company has also taken all the necessary steps to recover its dealers’ debts.

Uzbekistan

MTS’ operations in Uzbekistan contributed $17.5 million to the Company’s consolidated revenues, $9.7 million to its consolidated OIBDA (OIBDA margin of 56%), and $3 million to its consolidated net income. ARPU in Uzbekistan was $16.8 in the first quarter of 2005.

(12)  Excluding intercompany eliminations of $0.8 million.

(13)  6% of mobile service charges are added to subscribers’ bills as a contribution to the Ukrainian State Pension Fund was introduced in 1999 as an additional tax levied on mobile services, to be incurred by the subscriber. VAT has not been applied to subscribers’ contribution to the Ukrainian State Pension Fund since the establishment of the levy in 1999.

(14)  MTS’ consolidated bad debt provisions accounted for $14.3 million in the first quarter of 2005.

Financial Position

The Company’s cash expenditure on property, plant and equipment in the first quarter of 2005 amounted to $332 million, of which approximately $224 million was invested in Russia, $107 million in Ukraine, and $2 million in Uzbekistan. In addition, its cash expenditure on intangible assets during the quarter amounted to $99 million ($90 million in Russia, $9 million in Ukraine, and $0.1 million in Uzbekistan).

The Company’s cash, cash equivalents and short-term investments increased to $791 million at the end of the first quarter of 2005 as a result of strong cash-flow generation in the quarter and the $400 million Reg S/Rule 144A bond (Eurobond)(15) placement in January 2005.

As of March 31, 2005, MTS’ total debt(16) was at $2.3 billion, resulting in a ratio of total debt to LTM OIBDA(17) of 1.1 times, compared to 0.9 times at the end of 2004. Net debt amounted to $1.5 billion at the end of the quarter and the net debt to LTM OIBDA ratio decreased to 0.7 times, compared to 0.8 times at the end of 2004.

Full-Year and Fourth Quarter Ended December 31, 2004 Financial Statements

As a result of recent financial statement restatements by many other companies with U.S. listing and the publication of a letter by the Chief Accountant of the U.S. Securities and Exchange Commission in February of this year regarding the interpretation of longstanding lease accounting principles, MTS has corrected its accounting practices for the leasehold improvements in the fourth quarter of 2004. The primary effect of this accounting correction was to accelerate to earlier periods depreciation expenses with respect to certain components of previously capitalized leasehold improvements.

The cumulative effect of the accounting correction was reflected in a net charge to net income of $34.9 million in the fourth quarter of 2004, of which $21.4 million relates to the period 1998 to 2003. The net cumulative charge is comprised of a $44.5 million increase in depreciation expense related primarily to depreciation of capitalized leasehold improvements expenses for base stations, a $1.4 million decrease in the equity net income from MTS-Belarus (also related to depreciation of capitalized leasehold improvements expenses for base stations positions), and an $11 million increase related to additional deferred tax benefit due to the change in accounting base for property, plant and equipment. The restatement does not affect the Company’s historical or future cash-flow provided by operating activities.

All components of the net charge are non-cash and do not impact historical or future cash-flow or the timing of payments under the related leases.

***

For further information contact:

Mobile TeleSystems, Moscow

Investor Relations	tel: +7 095 911-65-53
Andrey Braginski	e-mail: ir@mts.ru

(15)  The bond matures in 2012 and was priced at 99.736% with a coupon of 8.0% payable semi-annually.

(16)  Total debt is comprised of the current portion of debt, current capital lease obligations, long-term debt and long-term capital lease obligations; net debt is the difference between the total debt and cash and cash equivalents and short-term investments; see Attachment B for reconciliation of net debt to our consolidated balance sheet.

(17)  LTM OIBDA represents the last twelve months of rolling OIBDA. See Appendix B for reconciliations to our consolidated statements.

***

Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 42.3 million subscribers. The regions of Russia, as well as Belarus, Ukraine and Uzbekistan, in which MTS and its subsidiaries are licensed to provide GSM services, have a total population of approximately 226.5 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange with the ticker symbol MBT. Additional information about MTS can be found on MTS’ website at www.mtsgsm.com.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might” the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F/A. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors,” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures; rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management, and future growth subject to risks.

***

Attachments to the First Quarter 2005 Earnings Press Release

Attachment A

Non-GAAP financial measures. This press release includes financial information prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, as well as other financial measures referred to as non-GAAP. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP.

Operating income before depreciation and amortization (OIBDA) and OIBDA margin. OIBDA represents net operating income before depreciation and amortization. OIBDA margin is defined as OIBDA as a percentage of our net revenues. Our OIBDA may not be similar to OIBDA measures of other companies; is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statements of operations. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile operators and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry.

Consolidated OIBDA can be reconciled to our consolidated statements of operations as follows:

US$ million	Q1 2005	Q4 2004		Q1 2004
Net operating income	338.7	272.9	(18)	306.8
Add: depreciation and amortization	198.2	225.0	(18)	133.9
OIBDA	536.9	497.9		440.7

Consolidated OIBDA margin can be reconciled to our operating margin as follows:

	Q1 2005	Q4 2004		Q1 2004
Net operating margin	32.0%	25.3	%(18)	38.2%
Add: depreciation and amortization as a percentage of revenue	18.8%	20.8	%(18)	16.7%
OIBDA margin	50.8%	46.1%		54.9%

***

(18)  As restated (see section Full-Year and Fourth Quarter Ended December 31, 2004 Financial Statements); previously reported net operating income – $317.3 million, net operating margin – 29%, depreciation and amortization – $180.6 million, depreciation and amortization as a percentage of revenues – 16.7%

Attachment B

Net debt represents total debt less cash and cash equivalents and short-term investments. Our net debt calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare our periodic and future liquidity within the wireless telecommunications industry. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP.

Net debt can be reconciled to our consolidated balance sheets as follows:

US$ million	As of March 31, 2005	As of December 31, 2004
Current portion of debt and of capital lease obligations	354.8	379.4
Long-term debt	1,972.8	1,553.8
Capital lease obligations	2.6	3.9
Total debt	2,330.2	1,937.1
Less:
Cash and cash equivalents	(708.3)	(274.2)
Short-term investments	(83.2)	(73.4)
Net debt	1,538.7	1,589.5

Last twelve month (LTM) OIBDA can be reconciled to our consolidated statements of operations as follows:

US$ million	Year Ended December 31, 2004	Three month ended March 31, 2004	Nine month ended December 31, 2004
	A	B	C=A-B
Net operating income	1,419.1	306.8	1,112.3
Add: depreciation and amortization	675.7	133.9	541.8
OIBDA	2,094.8	440.7	1,654.2
OIBDA for the three months ended March 31, 2005			536.9

LTM OIBDA at March 31, 2005			2,191.1

Free cash-flow can be reconciled to our consolidated statements of cash flow as follows:

US$ million	For three months ended March 31, 2005	For three months ended March 31, 2004
Net cash provided by operating activities	482.7	303.0
Less:
Purchase of property, plant and equipment	(332.3)	(213.4)
Purchase of intangible assets	(98.8)	(18.8)
Investments in and advances to associates	0.4	(0.4)
Acquisition of subsidiaries, net of cash acquired	(2.1)	(8.5)
Free cash-flow	49.9	61.9

***

Attachment C

Definitions

Subscriber. We define a “subscriber” as an individual or organization whose account shows chargeable activity within sixty one days, or one hundred and eighty three days in the case of our Jeans brand tariff, and whose account does not have a negative balance for more than this period.

Average monthly service revenue per subscriber (ARPU). We calculate our ARPU by dividing our service revenues for a given period, including guest roaming fees, by the average number of our subscribers during that period and dividing by the number of months in that period.

Average monthly minutes of usage per subscriber (MOU). MOU is calculated by dividing the total number of minutes of usage during a given period by the average number of our subscribers during the period and dividing by the number of months in that period.

Churn. We define our “churn” as the total number of subscribers who cease to be a subscriber as defined above during the period (whether involuntarily due to non-payment or voluntarily, at such subscriber’s request), expressed as a percentage of the average number of our subscribers during that period.

Subscriber acquisition cost (SAC). We define SAC as total sales and marketing expenses and handset subsidies for a given period. Sales and marketing expenses include advertising expenses and commissions to dealers. SAC per gross additional subscriber is calculated by dividing SAC during a given period by the total number of gross subscribers added by us during the period.

***

MOBILE TELESYSTEMS

CONDENSED UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2004

(Amounts in thousands of U.S. dollars, except share and per share amounts)

	Three months ended March 31, 2005	Three months ended March 31, 2004

Net operating revenue
Service revenue and connection fees	$1 038 935	$780 907
Sales of handsets and accessories	18 093	21 827
	1 057 028	802 734
Operating expenses
Cost of services	142 615	96 543
Cost of handsets and accessories	60 173	43 316
Sales and marketing expenses	127 430	91 821
General and administrative expenses	169 079	116 942
Depreciation and amortization	198 168	133 852
Provision for doubtful accounts	14 311	6 805
Other operating expenses	6 534	6 608

Net operating income	338 718	306 847

Currency exchange and translation losses (gains)	(600)	(8 195)

Other expense (income):
Interest income	(5 094)	(6 023)
Interest expenses	30 437	27 600
Other expense (income)	(7 442)	(10 101)
Total other expense (income), net	17 901	11 476

Income before provision for income taxes and minority interest	321 417	303 566

Provision for income taxes	83 898	88 115

Minority interest	5 044	7 630

Net income	232 475	207 821
Weighted average number of shares outstanding, in thousands	1 986 124	1 983 400
Earnings per share - basic and diluted	0.117	0.105

MOBILE TELESYSTEMS

CONDENSED UNAUDITED CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2005 AND DECEMBER 31, 2004

(Amounts in thousands of U.S. dollars, except share amounts)

	As of March 31, 2005	As of December 31, 2004
CURRENT ASSETS:
Cash and cash equivalents	$708 264	$274 150
Short-term investments	83 230	73 360
Trade receivables, net	141 438	162 525
Accounts receivable, related parties	25 909	17 768
Inventory, net	88 904	89 518
VAT receivable	282 555	272 578
Prepaid expenses and other current assets	188 310	151 056
Total current assets	1 518 610	1 040 955

PROPERTY, PLANT AND EQUIPMENT	3 456 808	3 234 318

INTANGIBLE ASSETS	1 216 907	1 208 133

INVESTMENTS IN AND ADVANCES TO ASSOCIATES	88 848	81 235

OTHER ASSETS	18 314	16 546

Total assets	6 299 487	5 581 187

CURRENT LIABILITIES
Accounts payable	259 190	242 495
Accrued expenses and other current liabilities	627 644	591 058
Accounts payable, related parties	45 872	17 009
Current portion of long-term debt, capital lease obligations	354 838	379 406
Total current liabilities	1 287 544	1 229 968

LONG-TERM LIABILITIES
Long-term debt	1 972 796	1 553 795
Capital lease obligations	2 595	3 947
Deferred income taxes	154 510	160 390
Deferred revenue and other	55 553	47 665
Total long-term liabilities	2 185 454	1 765 797

Total liabilities	3 472 998	2 995 765

COMMITMENTS AND CONTINGENCIES	—	—

MINORITY INTEREST	67 196	62 099

SHAREHOLDERS’ EQUITY:

Common stock: (2,096,975,792 shares with a par value of 0.1 rubles authorized and 1,993,326,138 shares issued as of March 31, 2005 and December 31, 2004, 675,240,595 of which are in the form of ADS as of March 31, 2005 and 432,414,940 - as of December 31, 2004

	50 558	50 558
Treasury stock (7,202,108 common shares at cost as of March 31, 2005 and December 31, 2004)	(7 396)	(7 396)
Additional paid-in capital	564 389	564 160
Unearned compensation	(1 413)	(1 780)
Shareholder receivable	(15 984)	(18 237)
Accumulated other comprehensive income	23 090	22 444
Retained earnings	2 146 049	1 913 574
Total shareholders’ equity	2 759 293	2 523 323

Total liabilities and shareholders’ equity	6 299 487	5 581 187

MOBILE TELESYSTEMS

CONDENSED UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2004

(Amounts in thousands of U.S. dollars)

	Three months ended March 31, 2005	Three months ended March 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$232 475	$207 821

Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest	5 044	7 630
Depreciation and amortization	198 168	133 852
Amortization of deferred connection fees	(10 434)	(19 391)
Equity in net income of associates	(7 922)	(5 806)
Provision for obsolete inventory	953	1 095
Provision for doubtful accounts	14 311	6 805
Deferred taxes	(22 793)	(10 114)
Non-cash expenses associated with stock bonus and stock options	367	159

Changes in operating assets and liabilities:
Increase in accounts receivable	(1 323)	(16 599)
Increase in inventory	(162)	(12 866)
Increase in prepaid expenses and other current assets	(16 659)	(24 789)
Increase in VAT receivable	(9 771)	(13 129)
Increase in trade accounts payable, accrued liabilities and other current liabilities	100 411	48 363
Net cash provided by operating activities	482 665	303 031

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of subsidiaries, net of cash acquired	(2 143)	(8 500)
Purchase of property, plant and equipment	(332 255)	(213 436)
Purchase of intangible assets	(98 765)	(18 794)
Purchase of short-term investments	(10 000)	(36 507)
Proceeds from sale of short-term investments	130	200 000
Investments in and advances to associates	401	(430)
Net cash used in investing activities	(442 632)	(77 667)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from notes issue	400 000	—
Notes issuance/loans agreement costs	(3 983)	—
Capital lease obligation principal paid	(2 041)	(3 805)
Proceeds from loans	94 189	3 657
Loan principal paid	(96 257)	(41 045)
Payments from shareholders	2 483	1 969
Net cash provided/(used) in financing activities	394 391	(39 224)

Effect of exchange rate changes on cash and cash equivalents	(310)	2 369

NET INCREASE IN CASH AND CASH EQUIVALENTS:	434 114	188 509

CASH AND CASH EQUIVALENTS, at beginning of period	274 150	90 376

CASH AND CASH EQUIVALENTS, at end of period	708 264	278 885

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

	By:	Vassily Sidorov
Name: Vassily Sidorov
Title: President/CEO

Date: June 01, 2005